VIA EDGAR

January 17, 2014

Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    United Parcel Service, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-15451
Dear Ms. Blye:

We respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2013 regarding the filing listed above by United Parcel Service, Inc. (references to the “Company” or “UPS” include any or all of United Parcel Service, Inc. and its subsidiaries). Our responses repeat the captions and comments contained in the Staff’s December 23, 2013 letter, and we have numbered them to correspond to the comment numbers in the Staff’s letter.
General.

1.
Please tell us about contacts with Syria, Sudan or Cuba since your letter to us dated March 14, 2011. As you know, Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your website provides contact information for Syria and a certification form for shipments to Syria. It also states that you do not provide service to Cuba and Sudan but exceptions are permitted for approved shipments transported via SCS forwarding services. We are also aware of third party websites listing Chinese freight forwarding and shipping companies that purport to offer UPS courier services to Sudan. Your 10-K does not include information about Syria, Sudan or Cuba. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan or Cuba since your 2011 letter, whether directly or through subsidiaries, freight forwarding companies, affiliates, or other indirect means. Your response should describe any services, transactions or products you have provided to or received from Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Ms. Cecilia D. Blye
Securities and Exchange Commission
January 17, 2014

Contacts with Syria and Company Policy Regarding Sudan and Cuba.

As stated in the Company’s letter of March 14, 2011 to the Staff, UPS is a global package delivery company and a provider of supply chain solutions, which include specialized transportation and logistics services. The Company does not have direct or indirect business ties with the Government of Syria, Government of Sudan or the Government of Cuba. Moreover, UPS does not have any subsidiaries, offices, facilities, employees or other assets located in Syria, Sudan or Cuba. Company policy permits the provision of services for Syria, Sudan, and Cuba only to the extent that such activities comport with U.S. law and Company policy.

UPS offered package delivery service to/from Syria from the date of the Company’s prior letter (March 14, 2011) to August 18, 2011, the effective date of Executive Order 13582, which prohibits U.S. persons from exporting services to Syria or facilitating such transactions by non-U.S. persons. During this period, package deliveries involving Syria were made through a contractor relationship with Thebe Company, an independent, private company located in Syria.1 On August 18, 2011, UPS ceased offering small package delivery services to or from Syria, unless it was determined that such services complied with U.S. law and Company policy. Subsequently, UPS terminated its contract with Thebe Company consistent with General License No. 7 issued by the Office of Foreign Assets Control authorizing the winding down of contracts involving Syria.

The Company’s freight services in Syria are provided through a contractor relationship with another independent, private company located in Syria, Al Massri Cargo and Transport of Damascus. In order to ensure its compliance with U.S. law with respect to these services, UPS requires its customers seeking to export items to Syria to certify their compliance with all applicable export control and sanctions laws and regulations, including U.S. export controls and sanctions against Syria.2

In order to ensure its compliance with U.S. laws with respect to its activities involving Sudan and Cuba, in January 2011, UPS implemented a policy that generally prohibits the Company and all of its non-U.S. subsidiaries from providing services to, from or involving Cuba and Sudan, even with respect to many transactions that are not prohibited or restricted by U.S. sanctions and export controls for those countries.3 However, in certain limited circumstances when it is lawful for customers to undertake activities in Sudan or Cuba, Company policy and procedures permit the Company to support these customers by providing shipping services to or from these countries. For example, U.S. law permits shipments to and from the United States of diplomatic pouches and their contents, and in certain cases the U.S. Government issues general or specific licenses to entities or persons (e.g., for exports of food, medicine and medical devices). Similarly, U.S. law permits shipments to and from the Guantanamo Bay Naval Base in Cuba as that territory is considered to be under the jurisdiction or authority of the United States.

______________________________________________________________
1 Additional information regarding Thebe Company may be found on the following UPS website:
http://www.ups.com/content/corp/worldwide/mid-east/syria.html.

2 UPS’ “Written Certification for Shipments to Syria Via UPS” form may be found here:
http://www.ups.com/media/en/gb/certification_Syria.pdf.

3 A summary of UPS’ service ban is provided on its website, and may be found here:
http://www.ups.com/ga/CountryRegs?loc=en_US.

Ms. Cecilia D. Blye
Securities and Exchange Commission
January 17, 2014

Chinese Companies Purporting to Offer UPS Courier Services to Sudan.

UPS is aware that numerous entities include references on websites that purport to offer UPS services to Sudan. As to the two Chinese forwarding entities identified in your 2010 letter, Guangzhou Gongcheng Import & Export Service Co., Ltd.’s current web site no longer references UPS services as of January 10, 2013 and we continue to pursue cease and desist efforts against Forwarder Express.

Activities Involving Syria, Sudan and Cuba.

As previously explained, UPS has implemented controls, both in the United States and abroad, that are designed to ensure that services provided for Syria, Sudan and Cuba comply with applicable laws and regulations, including U.S. laws prohibiting exports and re-exports to those countries of goods, software, or technology that are subject to U.S. export controls and prohibiting any activities by U.S. persons involving designated Syrian, Sudanese or Cuban persons or entities. As noted above, after August 18, 2011, UPS did not offer small package delivery services to or from Syria, unless it was determined that such services complied with U.S. law and Company policy.

The Company has no agreements, commercial arrangements, or other contacts with the governments of Syria, Sudan or Cuba, or entities controlled by these governments, except that the Company’s aircraft fly through airspace controlled by Syria and Cuba, for which it makes immaterial payments known as “overflight fees” to the governments of these countries. Such payments are allowed under U.S. law. On rare occasion, the Company will contact the government authorities if there is an issue with a flight or if there are questions regarding route structure within their airspace.
The Company is committed to maintaining strict compliance with its policy and with all applicable U.S. export control and economic sanctions laws and regulations restricting dealing in or with Syria, Sudan or Cuba. To that end, the Company has allocated significant resources to develop, implement and maintain a robust export compliance program, which includes written policies and procedures, dedicated personnel, automated screening, training and outreach, audits and recordkeeping.
For package delivery, the Company has established procedures that are designed to generally prohibit all service by any UPS entity involving Sudan or Cuba, and our internal review of Company transactions in preparing this response to the Staff’s comments confirms that UPS did not deliver package shipments to or from Sudan or Cuba for the period March 14, 2011 through December 23, 2013. However, UPS delivered packages to and from embassies of these countries located in third countries when such activities were authorized under U.S. law and Company policy.
During the period March 14, 2011 through December 23, 2013, UPS rejected approximately 123 shipments destined for Syria because they were determined to be impermissible under U.S. export controls or Company policy.
For air freight and customs brokerage services, the Company has procedures that are designed to prohibit these services by U.S. persons for Sudan or Syria, and by any UPS entity globally for Cuba, except in limited circumstances as explained above where shipments to or from these countries are not prohibited by U.S. law or are authorized by a general or specific license issued by the cognizant U.S. Government agency. Such permitted transactions must be cleared through a strict internal approval process conducted by the UPS Customs & Trade Compliance group.

Ms. Cecilia D. Blye
Securities and Exchange Commission
January 17, 2014

As in any high volume business operating in a tightly regulated environment, isolated deviations from policy and procedure occasionally take place, due to human error or unintended gaps in compliance coverage. When the Company identifies a violation of policy or procedure, it investigates the matter and takes appropriate action, including disciplinary measures, enhancement of internal compliance procedures, and, as appropriate, discloses its findings to the proper U.S. authorities.

2.
Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Quantitative Materiality.

For each of the years ending December 31, 2011, 2012 and 2013, aggregate revenues to the Company from all business activities related to Syria were less than $57,000, $2,000 and $1,000, respectively, representing approximately 0.0001%, 0.000004% and 0.000002% of our consolidated revenues for 2011, 2012 and 2013, respectively. For each of the years ending December 31, 2011, 2012 and 2013, aggregate revenues to the Company from all business activities related to Sudan were less than $1,000, $1,000 and $5,000, respectively, representing approximately 0.000002%, 0.000002%, and 0.000009% of our consolidated revenues for 2011, 2012 and 2013, respectively. For each of the years ending December 31, 2011, 2012 and 2013, aggregate revenues to the Company from all business activities related to Cuba were less than $1,000, $2,000 and $2,000, respectively, representing approximately 0.000002%, 0.000004% and 0.000004% of our consolidated revenues for 2011, 2012 and 2013, respectively. The revenues from business activities related to Syria, Sudan and Cuba as a percentage of the Company’s revenues are clearly well below any reasonably accepted threshold of quantitative materiality. As noted above, after August 18, 2011, UPS did not offer small package delivery services to or from Syria, unless it was determined that such services complied with U.S. law and Company policy.

Qualitative Materiality.

The Company does not have any subsidiaries, offices, facilities, employees or other assets in Syria, Sudan or Cuba. Company policy generally prohibits the Company and its foreign subsidiaries from supporting customer activities in these countries (except in limited situations as explained above where the customer’s transaction is permitted under U.S. law), even in certain cases that are permissible under U.S. law. The Company does not believe that these limited activities are harmful to the Company’s reputation or share value because the Company’s activities in these countries are undertaken only when the U.S. Government has determined that those activities should be permitted despite the otherwise comprehensive sanctions imposed against these countries.

Ms. Cecilia D. Blye
Securities and Exchange Commission
January 17, 2014

UPS is an international shipping company that is expected to be capable of providing global services to its customers. The Company does not believe that providing its customers with services that allow them to ship goods to Cuba, Sudan, and Syria when permitted by the U.S. Government would be deemed important (or qualitatively material) to a reasonable investor in making an investment decision. This is particularly so given that the Company holds its non-U.S. subsidiaries to the same standard even though that is not required by U.S. law and it has implemented systems designed to detect shipments that contravene U.S. laws and thereby help to ensure that its customers comply with U.S. Government sanctions against state sponsors of terrorism.

The Company is aware that certain state and municipal governments, universities and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. However, to our knowledge, we have not received any inquiries or questions from investors or analysts regarding our activities, nor have we received any communications from any of our major stockholders questioning our activities or indicating that they are considering divestment initiatives. Additionally, as noted above, after August 18, 2011, UPS did not offer small package delivery services to or from Syria unless it was determined that such services complied with U.S. law and Company policy.

Accordingly, the Company believes that any of its contacts with Syria, Sudan and Cuba are not and were not qualitatively or quantitatively material to the Company, its financial condition or its results of operations, and do not warrant any changes in the Company’s prior filings with the Commission.

UPS acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company acknowledges that Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action regarding the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (404) 828-7239 if you have further questions.

Sincerely yours,

United Parcel Service, Inc.

By: /s/ Norman M. Brothers, Jr.
Norman M. Brothers, Jr.
Vice President